Exhibit 99.78





         CONTACT:  Nick Iammartino          Jim Fingeroth/Fred Spar
                   Borden, Inc.             Kekst and Company
                   614-225-4485             212-593-2655


                       BORDEN STATEMENT ON JAPONICA LETTER


         COLUMBUS, OHIO, November 30, 1994 -- Borden, Inc., announced this evening that it has received the attached letter from Japonica Partners. Borden stated that its Board of Directors will consider and respond to the document as soon as practicable.

                                (letter attached)

                                      # # #










                        [Letterhead of JAPONICA PARTNERS]








                                                       November 30, 1994



         Frank J. Tasco
         Director
         Borden, Inc.
         277 Park Avenue
         New York, NY  10172

         Dear Mr. Tasco:

                   Japonica Partners is pleased to make the definitive proposal you have requested. Under our $2.4 billion proposal, Borden, Inc. shareholders would receive cash and securities valued at $17.00 per share, at 19% premium over the stated value of the KKR/Lazard proposal and a 43% premium over the trading price on the day preceding the announcement of the KKR/ Lazard proposal.

                   The greatest potential for an increase in shareholder wealth will come from unleashing the value contained within the company. Shareholders who desire to participate in Borden, Inc.'s recovery will be provided the opportunity to do so through a tax advantaged transaction in which a substantial portion of the consideration would be realized without the recognition of gain. Our proposal provides the resources for those shareholders wishing to divest their common equity in-vestment in Borden, Inc. at $17.00 per share (a minority in our view).

         Shareholders Participate in Borden, Inc.'s Recovery

                   Borden, Inc. would spin off its packaged foods divi-sion ("Borden Foods") and dairy business ("Borden Nutrition") through a stock dividend consisting of one share each of Borden Foods and Borden Nutrition per share of Borden, Inc. As a result, continuing shareholders of Borden, Inc. would have shares of three independent public companies with an aggregate




         Page 2
         Frank J. Tasco
         November 30, 1994



         initial value of $17.00 per share (see the two attached com-parisons of the values in our proposal with the KKR/Lazard pro-posal). We believe that the value of these shares will in-crease to between $22.00 and $25.00 per share, based on our earnings projections for 1995 of $1.41 per share and $2.03 per share for 1996 (see attached EPS chart). We are confident that these results can be achieved through effective execution of 1990's business practices, such as best in class use of Effi-cient Consumer Response, a refocus of company resources towards value-added products and a movement away from the current com-modity mentality.

         Shareholders Desiring to Divest their Common Equity Positions

                   Concurrent with the spin-off, Japonica is prepared to make an initial cash investment of $430 million to purchase common equity. This cash, together with an additional $240 million in Borden, Inc. preferred stock, priced to trade at par, would be used to repurchase 30% of Borden, Inc.'s cur-rently outstanding shares at $17.00 a share.

                   For our $430 million investment, Japonica would re-ceive shares in the three public companies in varying percent-ages, priced on the same basis used for the valuation to Borden, Inc. shareholders (an aggregate of $17.00 per share). The allocation of Japonica's investment will be weighted toward the units requiring the greatest turnaround. Japonica would also receive warrants to acquire 10% of Borden, Inc. at an exercise price of $17.00 per share, i.e., an incentive compa-rable to that which was to be provided to RJR Nabisco in the agreement in principle relating to its proposed equity infusion which was subsequently withdrawn unilaterally by RJR/KKR.

         Continued Control by Borden, Inc. Shareholders

                   Consistent with Japonica's philosophy of responsive-ness to the interests of shareholders, Japonica's representa-tion on the boards of Borden, Inc. and its constituent compa-nies will be in appropriate proportion to its equity ownership in each company. Recommendations for additional directors will be actively solicited from shareholders. Japonica Partners' willingness to limit the extent of its control is in response to the desire of Borden, Inc.'s shareholders to continue to possess the potential to participate in control premiums real-ized from a future change in control once the basic shareholder values are restored.




         Page 3
         Frank J. Tasco
         November 30, 1994



                   As should be obvious, the bulk of the $2.4 billion comes from the recovery opportunities of the three separate public companies. Our relatively modest initial equity in-vestment is intended to accommodate what we believe to be cur-rent shareholders' desire to share in Borden, Inc.'s recovery. While Japonica's ownership is smaller than our historical investments, it is a reflection of appropriate financing for the 1990's. Accordingly, we do not anticipate excessively leveraging our investment.

         Next Steps

                   We wish to meet with the Board of Directors in New York on December 6th after the close of the market. We are making arrangements for appropriate facilities. At this meet-ing, we would be prepared to respond to questions you may have as to our proposal. In order to assure appropriate shareholder input at this meeting, we would suggest that representatives of your more substantial institutional shareholders be invited to participate.

                   We believe that your fiduciary duties as directors mandate that you take steps to provide Borden, Inc. sharehold-ers with a fair opportunity to select between our proposal and the KKR/Lazard proposal. Toward that end, we would urge you to call a special meeting of Borden, Inc. shareholders. As you know, Borden, Inc. shareholders holding 10% of Borden, Inc.'s stock have the right under New Jersey law to petition a New Jersey court to call a special meeting of shareholders. The ability to call a special meeting is also held by you, indi-vidually, as Chairman of the Board, and by Ervin Shames, as Chief Executive Officer who abstained from the vote on the KKR/ Lazard proposal. If the board would prefer that shareholders act independently to call a meeting, we are willing to consider providing appropriate assistance to facilitate such a meeting.

                   We are firmly convinced that after you have reviewed our proposal and met with us, the board may wish to withdraw its recommendation in favor of the KKR-Lazard proposal, and allow shareholders to decide between the two transactions in a




         Page 4
         Frank J. Tasco
         November 30, 1994



         non-coercive manner. We look forward to our discussions and to our role in enhancing shareholder value as a proactive white knight.

                                            Sincerely,



                                            /s/ JAPONICA PARTNERS
                                            JAPONICA PARTNERS


         cc:  Board of Directors







                   JAPONICA PARTNERS PROPOSAL TO REBUILD BORDEN

                               Proposal Comparison

                                     Japonica           KKR-Lazard
                                 Rebuild Proposal     Buyout Proposal

   Initial Value - Per Share     $17.00               $14.25 Stated Value

                   Total Value   $2.4 Billion         $2.0 Billion

   Premium over KKR-Lazard       19.3%                N.A.

   Strategic Plan                Major Investment     "Control" in 100%
                                 & Rebuilding         Stock Swap & Reportedly
                                                      Break-up

   Medium of Exchange            Cash & Borden        RJR Holdings Stock
                                 Securities

   Equity Ownership              3 Borden Publicly    RJR Holdings with 20%
                                 Traded Companies     of Nabisco Foods Sold

   Participation in Borden       Yes                  None (30% Withdrawn)
   Recovery

   Tax Treatment, Excluding      Predominantly        Taxable
   Cash                          Non-Taxable

   Corporate Governance          No Change of         KKR Control
                                 Control

   Cash Fees & Expenses          Nominal              Approximately $100 to
                                                      $150 Million







                   JAPONICA PARTNERS PROPOSAL TO REBUILD BORDEN

                                Summary Comparison


              Japonica Rebuild Proposal        KKR-Lazard Buyout Proposal

                       $17.00                          $14.25

         A graphic with bar graph, to the      A graphic with bar graph
         left showing, the following text      with one box containing
         in boxes in a column:                 the depiction of what
                                               appears to be a cigarette.

           "Borden Foods          $9.65
            Borden, Inc.          $5.00
            Borden Nutrition      $2.35"


         to the right of this column is
         another column with the following
         text:

           "Cash & Preferred      $17.00"


         Superimposed on these two columns
         is a circle with the depiction of
         what appears to be a lighted
         cigarette in it and a diagonal
         line across the circle.







                    JAPONICA PARTNERS PROPOSAL TO REBUILD BORDEN

                   EPS Estimates - Japonica Plan vs. Management's


         A graphic showing the following data:

                   Management's Plan               Japonica Plan

         1994           $0.38
         1995           $0.75                          $1.41
         1996           $0.81                          $2.03
         1997           $1.10                          $2.58
         1998           $1.21                          $2.90